UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                      NATURALLY ADVANCED TECHNOLOGIES, INC.
                      _____________________________________
                                (Name of Issuer)


               SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE
               __________________________________________________
                         (Title of Class of Securities)


                                   424691-10-3
                                 ______________
                                 (CUSIP Number)


                        JASON FINNIS AND LARISA HARRISON
                              1307 VENABLES STREET
                           VANCOUVER, BRITISH COLUMBIA
                                 CANADA V5L 2G1


                           TELEPHONE NO. 604.255.5005
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                DECEMBER 31, 2006
             _______________________________________________________
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.
________________________________________________________________________________


1.  Names of Reporting Person:

    Jason Finnis and Larisa Harrison

    I.R.S. Identification Nos. of above person (entities only): need

________________________________________________________________________________

2.  Check the Appropriate Box if a Member of a Group (SEE Instructions)
    (a) [ ]
    (b) [ ]
________________________________________________________________________________

3.  SEC Use Only:

________________________________________________________________________________

4.  Citizenship or Place of Organization

    Canada

________________________________________________________________________________

Number of Shares Beneficially by Owned by Reporting Person With:

                                                               (1)
7.  Sole Voting Power:                                 500,000 - Jason Finnis
                                                       510,000 - Larisa Harrison

8.  Shared Voting Power:                             1,982,550

                                                              (1)
9.  Sole Dispositive Power:                            500,000 - Jason Finnis
                                                       510,000 - Larisa Harrison

10. Shared Dispositive Power:                        1,982,550

11. Aggregate Amount Beneficially Owned by                    (1)
    Reporting Person:                                2,992,550

12. Check if the Aggregate Amount in Row
    (11) Excludes Certain Shares
    (SEE INSTRUCTIONS):

13. Percent of Class Represented by Amount                    (2)
    in Row (11):                                         11.47%

14. Type of Reporting Person (SEE Instructions):           IND

(1) This figure consists of: (i) 1,982,550 shares of common stock held of record jointly by Jason Finnis and Larisa Harrison; (ii) 250,000 Stock Options held of record by Jason Finnis exercisable into 250,000 shares of common stock at $0.90 per share expiring on July 9, 2007; (iii) ) 250,000 Stock Options held of record by Larisa Harrison exercisable into 250,000 shares of common stock at $0.90 per share expiring on July 9, 2007; (iv) 125,000 Stock Options held of record by Jason Finnis exercisable into 125,000 shares of common stock at $0.20 per share expiring on May 10, 2008;
     (v) 125,000 Stock Options held of record by Larisa Harrison exercisable into 125,000 shares of common stock at $0.20 per share expiring on May 10, 2008; (vi) 125,000 Stock Options held of record by Jason Finnis exercisable into 125,000 shares of common stock at $0.31 per share expiring on August 23, 2009; (vii) 125,000 Stock Options held of record by Larisa Harrison exercisable into 125,000 shares of common stock at $0.31 per share expiring on August 23, 2009; (viii) and 10,000 stock options held of record by Larisa Harrison exercisable into 10,000 shares of common stock at $0.50 per share expiring on May 15, 2010.

(2) Based on 25,082,890 shares of the Issuer's common stock issued and outstanding as of June 5, 2007.

CUSIP No.
________________________________________________________________________________


The class of equity securities to which this statement relates is shares of common stock, par value $0.001 per share (the "Shares"), of Naturally Advanced Technologies, Inc. a corporation organized under the laws of the Province of British Columbia, Canada (the "Issuer"). The principal executive offices of the Issuer is 1307 Venables Street, Vancouver, British Columbia, Canada V5L 2G1.


ITEM 2.  IDENTITY AND BACKGROUND

A.   NAME OF PERSON FILING THIS STATEMENT:

     This statement is filed by Jason Finnis and Larisa Harrison (collectively, the "Reporting Persons"). By signing this statement, the Reporting Persons agree that this statement is filed on their behalf.

B.   RESIDENCE OR BUSINESS ADDRESS:

     The business address of the Reporting Person is 1307 Venables Street, Vancouver, British Columbia, Canada V5L 2G1.

C.   PRESENT PRINCIPAL OCCUPATION AND EMPLOYMENT:

     Jason Finnis is the President/Chief Operating Officer and a member of the Board of Directors of the Issuer. Larisa Harrison is the Chief Administration Officer, Secretary/Treasurer and a member of the Board of Directors of the Issuer.

D.   CITIZENSHIP:

     Canada

ITEM 3.

If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

     (a)  [ ] Broker or dealer registered under Section 15 of the Act.

     (b)  [ ] Bank as defined in Section 3(a)(6) of the Act.

     (c)  [ ] Insurance company as defined in Section 3(a)(19) of the Act.

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [ ] An investment adviser in accordance with Rule 13d- 1(b)(1)(ii)(E).

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

     (g)  [ ] A parent holding company in accordance with Rule 13d-1(b)(ii)(G).

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

CUSIP No.
________________________________________________________________________________


     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

     (j)  [ ] Group in accordance with Rule 13d-1(c).

ITEM 4. OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities identified in item 1.

     (a)  Amount beneficially owned.

          Jason Finnis and Larisa Harrison beneficially own 2,992,550 shares, 1,982,550 shares of common stock held of record jointly by Jason Finnis and Larisa Harrison; (ii) 250,000 Stock Options held of record by Jason Finnis exercisable into 250,000 shares of common stock at $0.90 per share expiring on July 9, 2007; (iii)) 250,000 Stock Options held of record by Larisa Harrison exercisable into 250,000 shares of common stock at $0.90 per share expiring on July 9, 2007; (iv) 125,000 Stock Options held of record by Jason Finnis exercisable into 125,000 shares of common stock at $0.20 per share expiring on May 10, 2008;
          (v) 125,000 Stock Options held of record by Larisa Harrison exercisable into 125,000 shares of common stock at $0.20 per share expiring on May 10, 2008; (vi) 125,000 Stock Options held of record by Jason Finnis exercisable into 125,000 shares of common stock at $0.31 per share expiring on August 23, 2009; (vii) 125,000 Stock Options held of record by Larisa Harrison exercisable into 125,000 shares of common stock at $0.31 per share expiring on August 23, 2009; (viii) and 10,000 stock options held of record by Larisa Harrison exercisable into 10,000 shares of common stock at $0.50 per share expiring on May 15, 2010.

     (b)  Percent of class.

          11.47%

     (c)  Number of shares as to which the person has:

          (i)   sole power to vote or to direct the vote:

                500,000 - Jason Finnis
                510,000 - Larisa Harrison

          (ii)  shared power to vote or to direct the vote:

                1,982,550

          (iii) sole power to dispose or to direct the disposition of:

                500,000 - Jason Finnis
                510,000 - Larisa Harrison

          (iv)  shared power to dispose or to direct the disposition of:

                1,982,550

CUSIP No.
________________________________________________________________________________


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

         Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10. CERTIFICATION

         Not applicable.


                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   June 5, 2007
                                  JASON FINNIS


                                  ______________________________________________
                                  Jason Finnis



                                  LARISA HARRISON


                                  ______________________________________________
                                  Larisa Harrison


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